ALPINE SUMMIT ENERGY PARTNERS CLOSES NEW DEVELOPMENT
PARTNERSHIP AND PROVIDES CORPORATE UPDATE

Nashville, Tennessee and Vancouver, British Columbia - March 10, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce the closing of a new development partnership, Alpine Red Dawn 1 ("RD1"), which will fund the addition of a third rig to supplement the Company's existing two rig program. RD1 has a capital plan of approximately US$50.4 million, with approximately US$30.3 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

Alpine Summit is also pleased to announce that it has added approximately 6,440 net acres in Webb County, thus expanding its existing leased acreage position in that area to approximately 14,000 net acres. As part of this expansion, Alpine Summit will gain access to an additional 35 to 40 attractive natural gas drilling locations in South Texas.

Alpine Summit has also recently secured two long-term rig contracts.  Alpine Summit plans to run a three rig program for the remainder of the year.  The Company expects to have one rig operating in the Giddings Field, one rig operating in South Texas, and a third rig moving opportunistically between locations.  Alpine Summit has delayed its entry into the Permian in order to take advantage of additional proven drilling locations in its existing footprint, but expects to begin its operations there during the second half of 2022.

"We are growing production at an accelerated rate through the drill bit to drive shareholder equity value and fill in the gaps created by the industry exodus.  We are earning asset level returns in excess of our internal investment hurdle rates while maintaining low relative overhead given the size of our operations.  The transition away from fossil fuels still requires significant replacement reinvestment and we continue to accelerate production," commented Craig Perry, Alpine Summit's CEO.

2022 Guidance

Given the Company's expanding rig activity and the sharply higher commodity price environment, the Company believes it is prudent to withdraw the previously announced 2022 guidance for EBITDA and production.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding development partnerships, drilling activity, rig contracts, and leasing contracts.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the RTO and the potential listing on NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.